UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-40301

Infobird Co., Ltd

(Registrant’s Name)

Room 706, 7/F, Low Block, Grand Millennium Plaza,

181 Queen’s Road Central, Central, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Infobird,” “we,” “us” and “our” refer to Infobird Co., Ltd and its subsidiaries.

Changes in Registrant’s Certifying Accountant

Discontinuation of the Services from the Company’s Independent Registered Public Accounting Firm

Infobird Co., Ltd. (the “Company”) is furnishing this current report on Form 6-K to report the dismissal of Audit Alliance LLP (“Audit Alliance”), effective January 16, 2026. The dismissal of Audit Alliance has been considered and approved by the board of directors (the “Board”) of the Company.

Audit Alliance’s reports on the Company’s financial statements for the fiscal years ended December 31, 2024 and 2023 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except that such reports expressed doubt regarding the Company’s ability to continue as a going concern. Furthermore, during the Company’s two most recent fiscal years and through January 16, 2026, there have been no disagreements with Audit Alliance on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Audit Alliance’s satisfaction, would have caused Audit Alliance to make reference to the subject matter of any such disagreements in connection with its reports on the Company’s financial statements for such periods.

For the fiscal years ended December 31, 2024 and 2023 and through January 16, 2026, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of the Form 20-F.

The Company provided Audit Alliance with a copy of the above disclosure and requested that Audit Alliance furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statement. A copy of Audit Alliance’s letter is filed as Exhibit 16.1 to this Form 6-K.

Appointment of New Independent Registered Public Accounting Firm

The Company has appointed Assentsure PAC (“Assentsure”) as successor auditor of the Company effective January 16, 2026 to audit the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2025.   The appointment of Assentsure has been approved by the Board and the audit committee.

During the Company’s most two recent fiscal years and through January 16, 2026  , neither the Company nor anyone acting on the Company’s behalf consulted Assentsure with respect to any of the matters or reportable events set forth in Item 16F(a)(2)(i) and (ii) of the Form 20-F.

Exhibits

Exhibit No	Description

16.1	Letter of Audit Alliance LLP dated January 20, 2026, regarding change in independent registered public accounting firm.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INFOBIRD CO., LTD

Date:	January 20, 2026	By:	/s/ Xiangyang Wen
Xiangyang Wen, Chief Executive Officer